RECEIVED

2006 OCT 30 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ELPIDA

File No. 82-34850

October 25th, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06017814

SUPPL

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English documents filed or distributed since August 17th, 2006 to October 24th, 2006, attached as Annex hereto.

If you have any questions or requests for additional information, please do not hesitate to contact to my colleague, Ms. Yoko Nagai of Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

By

Yoshihiro Shima
Professional, Legal Group

Enclosures

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

dw 10/30

ANNEX

	Date	Title	Exhibit
1.	2006/8/31	Elpida Announces Terms of Stock Option Plan	I
2.	2006/8/31	Elpida Memory Make Executive Management Changes	II
3.	2006/9/13	Correction to Recent News Release Entitled "Elpida Announces Terms of Stock Option Plan"	III
4.	2006/9/13	Elpida Memory & Hiroshima University's Joint Research Project Selected for Funding Under Ministry of Education, Culture, Sports, Science and Technology's "Center for Creating Innovations in Advanced Integrated Technology" Scheme	IV
5.	2006/9/27	Elpida Announces Remaining Terms of Stock Options Plan	V
6.	2006/10/2	Elpida Memory Announces the Opening of New Tohoku Design Center	VI
7.	2006/10/2	Elpida Memory Opens Sales Office in Shanghai	VII
8.	2006/10/24	Consolidated Financial Report for the 1H of FY2006	VIII

EXHIBIT I

1. Elpida Announces Terms of Stock Option Plan

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Announces Terms of Stock Option Plan

TOKYO, JAPAN, August 31, 2006 – Elpida Memory, Inc. (the Company), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced that the Board of Directors held today decided the terms of the issuance of stock acquisition rights in the form of stock options (Stock Options) pursuant to the resolution of the General Shareholders' Meeting held on June 27, 2006.

Terms of issuance of Stock Options are as follows:

1.	Scheduled allotment date of Stock Options:	September 27, 2006
2.	Number of Stock Options to be issued:	1,000 units (100 shares per unit)
3.	Issue price of the Stock Options:	To be issued gratis
4.	Class and number of shares to be acquired upon exercise of the Stock Options:	100,000 common shares
5.	Exercise price of the Stock Options:	To be determined
6.	Aggregate value of new shares to be issued upon the exercise of the Stock Options:	To be determined
7.	Exercise period of the Stock Options:	From October 1, 2008 to September 30, 2013
8.	Amount of capital and additional paid-in capital to be increased through the exercise of the Stock Options :	To be determined
9.	Number of and categories of persons to whom the Stock Options are allocated:	Total of 625 officers or employees of the Company or a subsidiary of the Company

The exercise price of Stock Options and other items will be determined on the date as September 27, 2006 on which the stock acquisition rights are allotted.

Notes:

(1) Date the Board of Directors decided that the stock option plan to be submitted to the general shareholders' meeting for approval:

April 25, 2006

(2) Date of approval of the Stock Option plan at the general shareholders meeting:

June 27, 2006

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT II

2. Elpida Memory Make Executive Management Changes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Make Executive Management Changes

TOKYO, August 31, 2006 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that its board of directors has made several changes to the executive management team.

New Corporate Officer Appointment (Effective as of August 31, 2006)

Title	Name	Previous Title
Executive Officer, Process General Overview Technology & Development Office	Hideki Gomi	Executive Manager, Advanced Process Development Gr. Technology & Development Office

Change (Effective as of August 11, 2006)

Title	Name	Previous Title
Principal Professional, Outside Research & Development R&D Gr. Technology & Development Office	Hideharu Miyake	Executive Officer, R&D General Overview Technology & Development Office

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT III

3. Correction to Recent News Release Entitled "Elpida Announces Terms of Stock Option Plan"

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Correction to Recent News Release Entitled "Elpida Announces Terms of Stock Option Plan"

Tokyo, Japan, September 13, 2006 – Elpida Memory, Inc. (the "Company") today announced a correction of a news release distributed on August 31, 2006, entitled "Elpida Announces Terms of Stock Option Plan". Changes appear below and are underlined.

Original News Release (August 31, 2006)

9. Number and categories of persons to whom the Stock Options are allocated:	Total of <u>625</u> officers or employees of the Company or subsidiaries of the Company

Corrected News Release (changes are underlined)

9. Number and categories of persons to whom the Stock Options are allocated:	Total of <u>560</u> officers or employees of the Company or subsidiaries of the Company

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer fablication facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT IV

4. Elpida Memory & Hiroshima University's Joint Research Project Selected for Funding Under Ministry of Education, Culture, Sports, Science and Technology's "Center for Creating Innovations in Advanced Integrated Technology" Scheme

ELPIDA

HIROSHIMA UNIVERSITY

News Release

Elpida Memory & Hiroshima University's Joint Research Project Selected for Funding Under Ministry of Education, Culture, Sports, Science and Technology's "Center for Creating Innovations in Advanced Integrated Technology" Scheme

TOKYO, September 13, 2006 –Hiroshima University, one of the world's top research universities, and Elpida Memory, Inc.(Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that their joint research project on the creation of technologies that integrate semiconductors and biotechnology has been selected by the Ministry of Education, Culture, Sports, Science and Technology as a candidate for funding under the "center for creating innovations in advanced integrated technology" scheme newly conceived by the Ministry's Science and Technology Promotion Bureau. The competition to obtain this funding was intense, as only one of every five proposals was selected.

The concept behind the scheme is to promote cooperative research and development between industry and academia in the field of advanced integrated technologies, which have the potential to impact greatly on society and the economy through the introduction of new technological developments and the creation of new industries in the next 10 or 15 years. The scheme—which will focus on seeking practical applications from basic theory—will be used to create a global research base for generating technological innovations and build a support system for tomorrow's researchers and engineers.

Under this scheme, Hiroshima University and Elpida proposed a joint business research project on the creation of technologies that integrate semiconductors and biotechnology. The proposed project was one of nine of 46 selected by the Ministry as a "center for creating innovations in advanced integrated technology." As a result, the joint project will receive funding support from the Ministry's Science and Technology Promotion Bureau starting in the current fiscal year.
As part of getting the business project underway, Hiroshima University plans to set up an integrated technology research and education facility in 2007. The facility will be outfitted with the necessary equipment and will employ researchers from both inside and outside the university who appear capable of meeting the challenges of the project. Hiroshima University will also work together with Elpida to use new theories and materials to research technologies that can realize ultra-high density memories and high-sensitivity biosensors. At the same time, the university will train researchers and core staff with the aim of promoting innovations in integrated technologies based on linkages between industry and academia.

Working with Hiroshima University, Elpida will:
1) dispatch its own researchers and
2) install advanced equipment facilities at Hiroshima Elpida for use by the project and in cooperation with Hiroshima University.
In these and other ways Elpida will be fully involved at all stages of the project, from basic research

through to technology verification.

Elpida believes that the fruits of this research will bring the company closer to its aim of becoming the world's number one memory maker.

Elpida and Hiroshima University also hope that the innovations generated by this project will contribute to realizing a safer, healthier and more secure society, as well as create new fields of global industry. Elpida and Hiroshima University expect that in the next 10 or 15 years this project will yield results such as the development of a "drinkable biosensor" which integrates a biosensor, memory and uses wireless communication and terabit-level ultra-high density memory technology. The former could be used in medical applications to quickly and conveniently allow early diagnosis of disease and diagnosis of intestinal bacteria or high cholesterol, while the latter could be used to enable innovations in the fields of digital information systems, robotics and automotive technologies.

In principle, the Ministry's funding period for the kind of joint project run by Elpida and Hiroshima University will be 10 years, with the Science and Technology Promotion Bureau responsible for providing funding of 500 million to 1 billion yen annually (200 to 500 million yen for the first three years) to each "center for creating innovations."

The innovations to be generated by the Elpida / Hiroshima University project and the way the project will work are summarized below.

-- Innovations to be generated by the project for integrating semiconductor and biotechnology
Elpida and Hiroshima University intend that this project will yield the following innovations in the next 10 to 15 years:

1) In the field of medical diagnostic systems, the creation of a "drinkable biosensor" consisting of a biosensor and brain chip. Information can be collected via wireless communication and used quickly and conveniently for early diagnosis of disease and diagnosis of intestinal bacteria and high cholesterol.
2) In the field of environmental information systems, the creation of nano-size sensors to be embedded in plants to detect environmental pollutants under natural conditions, leading to a safer environment.
3) The realization of terabit information systems using high-density memories and brain chips. This kind of "brain", with human-type or higher performance capabilities, can be used to realize applications in a wide range of fields, especially those in which there is close contact with humans, such as robotics and automotive applications.

-- How this project will work
High-powered research and development in the field of biotechnology at Hiroshima University has led to the world's first discovery of proteins that bind with asbestos, as well as other finds such as new allergens. These discoveries have already produced valuable results. The university's research has also contributed to the realization of nanometer-scale ultra-fine devices in the field of silicon semiconductor technology. Nanowire transistors were tested in the university's cleanroom, where their fundamental operation at room temperature could be confirmed at the electron level. Tests of silicon quantum dot array structures were also successfully carried out, showing how this technology could be used in high-sensitivity optical sensors.

In order to enable this kind of integration between biotechnology and semiconductor technology, new technologies that can link the organic world of living molecules with the inorganic world of electronics are needed. The discovery by Hiroshima University of a peptide that can bind with silicon represents one step in this direction. This peptide has led to the creation of an innovative all-purpose adhesive that enables active proteins to be formed on silicon nanodevices. Hiroshima University has

called this discovery the "silicon-bio method". Use of this new method will make it possible to realize high-sensitivity biosensors that can detect a wide range of biomolecules, as well as diagnostic systems that use these sensors.

Also, higher-density memories will be indispensable in the realization of tomorrow's high performance digital information systems. There are worries, however, that limits to device micro structures mean that memories—currently in the gigabit range—are reaching their maximum levels of storage capacity. Elpida and Hiroshima University aim to use this project to find ways to create the ideal memory for next-generation systems in terms of capacity, speed and non-volatility. This will involve finding new materials for producing high-dielectric capacitors, proposing new theories on data recording and utilizing organic materials. By using these new materials and 3D structures, it will be possible to develop technologies that will lead to the creation of ultra-high density terabit memories. The key to higher density memory—and to another important consideration, increased functionality—will be the development of technology that enables data to be stored in an easy-to-read format and transferred via three-dimensional structures—the same function performed by the human brain. The way to develop such a technology will be to utilize the wireless interconnect technology developed as part of the Hiroshima University 21st Century COE program.

Through the above means, Elpida and Hiroshima University aim to realize a three-dimensional bio-brain that comes with a biosensor, high-density memory and wireless communication functions.

About Hiroshima University
Hiroshima University is an integrated research university with ten faculties, ten graduate schools and one research institute, along with many education and research facilities.
Under The National School Establishment Law, Hiroshima University was established on May 31, 1949. Since its foundation, Hiroshima University has strived to become one of the most prominent and comprehensive universities in Japan for the promotion and development of scholarship and education. The Center for Technology Research and Development (CTRD) was established on April 1, 1995. The Center promotes technology and engineering development through cooperative research activities among universities, local industries and governmental organizations.

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Hiroshima University Press Contacts:

Kitagawa
Public Relations Maneger
Tel: +81-82-424-6013
E-mail: koho-kacho@office.hiroshima-u.ac.jp

Elpida Press Contacts:

Tomoko Kobayashi
Market Communication Group
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT V

5. Elpida Announces Remaining Terms of Stock Options Plan

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Announces Remaining Terms of Stock Options Plan

Elpida Memory, Inc. (the Company), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the pricing terms of a Stock Options plan that was decided at a Board of Directors meeting held on August 31, 2006, which acted pursuant to the resolution of a General Shareholders' Meeting held on June 27, 2006.

The terms of issuance of Stock Options are as follows:

1. Allotment date of Stock Options:	September 27, 2006
2. Number of Stock Options to be issued:	1,000 units (100 shares per unit)
3. Exercise price of the Stock Options:	5,130 yen per share
4. Aggregate value of new shares to be issued upon the exercise of the Stock Options:	513,000,000 yen
5. Amount of capital and additional paid-in capital to be increased through the exercise of the Stock Options:	Capital – 2,565 yen per share Additional paid-in capital – 2,565 yen per share

Notes:

(1) Date the Board of Directors decided that the stock option plan to be submitted to the general shareholders' meeting for approval:	April 25, 2006
(2) Date of approval of the Stock Option plan at the general shareholders meeting:	June 27, 2006
(3) Date the Board of Directors decided to the terms of the issuance of stock options:	August 31, 2006

Also, the number of persons to whom the Stock Options are to be allocated has been revised to 560 individuals, as was indicated in a correction notice issued by Elpida on September 13, 2006.

Elpida Press Contact:
Ms. Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contact:
Ms. Kumi Higuchi
IR Group
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: ir@elpida.com

###

EXHIBIT VI

6. Elpida Memory Announces the Opening of New Tohoku Design Center

ELPIDA

News Release

Elpida Memory Announces the Opening of New Tohoku Design Center

TOKYO, JAPAN, October 2, 2006 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that as of October 1 operations have begun at a new design center for advanced DRAM products. The new "Tohoku Design Center" was created to upgrade and expand Elpida's product development capabilities.

Elpida is the only semiconductor maker in Japan specializing in DRAMs and focusing on development, production and sales of the DRAM products (called "Premier DRAMs") that are used in mobile phones, digital consumer electronic devices and servers. Elpida is currently strengthening its technological abilities on a global scale given rising demand for its Premier DRAMs and the need to have highly competitive product development capabilities. Because the Tohoku Design Center will play host to top-quality design engineering, it will become an important addition to Elpida's business operations.

The Tohoku Design Center has been set-up inside Akita Elpida Memory, Inc. (Akita Elpida), a facility created by Elpida to handle back-end process and which also began business operations on October 1. In addition, as part of a plan to gradually expand the center's business operations efforts will be made to recruit and hire additional staff, mainly in the northeastern and eastern areas of Japan.

Elpida's business plans call for enhancing manufacturing technology development and

-more-

production capacity at Hiroshima Elpida Memory, Inc. and relying on Akita Elpida to make contributions to the development of advanced packages and upgrading package-related manufacturing technology. The importance of the Tohoku Design Center is that it will contribute to making Elpida's product development capabilities even more robust.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained in this news release is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contacts:

Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

EXHIBIT VII

7. Elpida Memory Opens Sales Office in Shanghai

ELPIDA

News Release

Elpida Memory Opens Sales Office in Shanghai

TOKYO, JAPAN, October 2, 2006 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has established a sales office in Shanghai, China. The new sales office opened for business on October 1 and will enable Elpida to strengthen its marketing presence in the Chinese market.

Elpida is developing a global marketing network that reaches beyond its home operations in Japan. To provide timely support to customers, the company has domestic marketing offices in Japan in Tokyo, Nagoya, and Osaka, while overseas it has offices in Hong Kong, Taiwan, Singapore, the United States and Europe. The opening of the representative office in Shanghai is intended to bolster Elpida's in a Chinese market that continues to enjoy strong growth and become more sophisticated. China also hosts some of the world's top-class manufacturing enterprises and boasts one of the world's highest levels of consumption.

Elpida plans to take advantage of its twin marketing operations in Hong Kong and Shanghai to expand sales not only in China's personal computer market but also in its high-growth digital consumer electronic market. The expanded marketing presence will also enable Elpida to strengthen and enlarge its customer support program in the Chinese market and explore business opportunities presented by China's embrace of the information society.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer

-more-

manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Shanghai Representative Office

Suite 15A09,15A Floor, Wangjiao Plaza,
No 175 East Yan'an Road, Huangpu, Shanghai,
PR China

TEL: +86-21-6373-1122
FAX: +86-21-6373-2558

Elpida Press Contacts:

Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT VIII

8. Consolidated Financial Report for the 1H of FY2006

ELPIDA

October 24, 2006

Elpida Memory, Inc.

(Stock listing: Tokyo Stock Exchange, 6665)

Consolidated Financial Report for the 1H of FY2006

Selected Financial Figures

(Amounts in millions of Japanese Yen, except per share data and number of employees)

For the Three-Month Period (Unaudited)

	2Q Sep.30, 2006	2Q Sep.30, 2005	Change	%	1Q Jun.30, 2006	Change	%
Net Sales	111,147	57,467	53,680	93.4	92,098	19,049	20.7
Operating income (loss)	17,082	(2,513)	19,595	–	9,138	7,944	86.9
Ordinary income (loss)	16,390	(3,685)	20,075	–	7,375	9,015	122.2
Net income (loss)	12,919	(3,038)	15,957	–	6,605	6,314	95.6
Net income (loss) per share – basic (yen)	106.08	(31.49)	137.57		68.39	37.69	
Net income per share – diluted (yen)	104.70	–	–		67.24	37.46	

For the Six-Month Period

	1H Sep.30, 2006	1H Sep.30, 2005	Change	%	FY2005 Mar. 31, 2006
Net Sales	203,245	105,503	97,742	92.6	241,554
Operating income (loss)	26,220	(5,117)	31,337	-	144
Ordinary income (loss)	23,765	(7,012)	30,777	-	(3,076)
Net income (loss)	19,524	(6,342)	25,866	-	(4,708)
Net income (loss) per share – basic (yen)	185.09	(65.74)	250.83		(48.81)
Net income per share – diluted (yen)	182.37	–	–		–
Average exchange rate	¥115.42/USD	¥108.52/USD			

	Sep.30, 2006	Sep.30, 2005	Change	%	Mar.31, 2006	Change	%
Total Assets	706,508	505,963	200,545	39.6	568,120	138,388	24.4
Shareholders' equity	344,720	188,753	155,967	82.6	190,783	153,937	80.7
Number of employees	2,858	2,586	272	10.5	2,518	340	13.5

Note: Regarding diluted net income per share information for the second quarter and the first half of the year ended March 31, 2006 is not available due to the booking of net losses.

1. Our Group Management

The Elpida Memory corporate group consists of Elpida Memory, Inc. (hereafter, Elpida), two domestic subsidiaries, five overseas subsidiaries and one equity-method affiliate. Elpida mainly develops and designs DRAM products, sells products to domestic customers and supplies products to overseas subsidiaries. It also controls all group tasks (accounting and finance, office administration, legal affairs, marketing, production management, etc.). Two wholly-owned subsidiaries, Hiroshima Elpida Memory, Inc. and Akita Elpida Memory, Inc.*, mainly handle the wafer processing and assembly & testing processes, respectively, involved in DRAM manufacturing. Our five overseas subsidiaries, which are located in North America, Europe, Singapore, Taiwan, and Hong Kong, are responsible for sales of Elpida's DRAM products to customers around the world. Lastly, Tera Probe, Inc., an equity-method affiliate, mainly handles semiconductor manufacturing wafer-testing processes.



Foundry Service Customers
Overseas Customers
Domestic Customers
DRAM products
Sales
[Overseas subsidiaries]
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Hong Kong) Co., Ltd.
Elpida Memory (Singapore) Pte. Ltd.
Elpida Memory (Taiwan) Co., Ltd.
Foundry products
DRAM products
Distributors
DRAM products
DRAM products
DRAM products
Assembly & Testing
Sub-contractors
[Subsidiary]
Akita Elpida Memory,
DRAM products
Semifinished products
Elpida Memory, Inc.
DRAM products
Wafer processing
Overseas Foundries
Semifinished products
Wafer Testing
Sub-contractor
[Equity-method affiliate]
Tera Probe, Inc.
Semifinished products
Semifinished products
Wafer processing
[Subsidiary]
Hiroshima Elpida Memory,
300mm fab (E300)
200mm fab (E200)

*Akita Elpida Memory, Inc. began its business operations on October 1, 2006.

2. Management Policies

Basic Management Policy

Elpida Memory's business operations are based on the following three basic management policies:

1. Timely delivery of products and services that satisfy the needs of our customers.
2. Corporate management demonstrates trust in the eyes of our employees, customers, shareholders, business partners and other stakeholders.
3. Construct a working environment which is completely open to enable each of our employees to develop original ideas.

Basic Dividend Policy

We place the utmost importance on achieving higher dividends and return on equity for the benefit of our shareholders. At present, however, we believe in taking the opportunity to create a stronger company foundation and greater future corporate value through focused investments in research & development and in the expansion of our production capacity. Therefore, our basic policy at the moment is to allocate earnings to capital reserves and not issue dividends.

Policy on Reducing the Size of the Trading Unit of Investment

We believe that Elpida Memory's stock market liquidity is sufficient. Under the present circumstances, therefore, we have no plans to reduce the size of the trading unit of investment. However, we intend to deal with this issue carefully, taking into account future market conditions and other relevant factors.

Management Strategies and Issues to be Addressed

The semiconductor industry is classified as a subset of the capital-intensive "equipment industry". A unique characteristic of this industry is that earnings fluctuate widely in line with the business cycle, a condition otherwise known as the "silicon cycle". In the DRAM business, this condition is particularly strong in the case of DRAM products used in personal computers. Given this situation, the Elpida Memory Group functions in a smooth, quick and reliable manner to achieve stable growth and higher earnings based on the following three-action approach:

① Acquire an early understanding of the application needs of customers and provide the best solutions while using marketing strategies suited specifically to each product area.

② Be the first to develop highly functional high performance products that meet customer needs.

③ Consistently and promptly provide products to customers based on creating a system of production aligned to the particular needs of our customer in each product area.

The following section describes the specific policies and activities that support these actions.

① Enhancement of Sales and Marketing Activities

The DRAM product market is expanding because in addition to its traditional reliance on personal computers it is finding an increasing number of new applications in the digital consumer electronic and mobile device product areas. In all DRAM product areas, DRAM product functions and styles of technical support needed by customers as well as pricing considerations are different. For this reason, we have created a way to provide customers with the best solutions. We have fielded a special marketing unit devoted to servers and digital consumer electronic & mobile devices and an application technology unit to complement our sales division. This approach enables us to join with our customers at the early design stage of their products and to build mutually beneficial long-term working relationships.

Also, in order to provide even more precise and timely customer responses, we believe it is vital to reduce the distance between us and our customers and acquire a more accurate understanding of the needs of our

customers. Thus, we have decided to switch from having distributors handle our domestic sales operations to a marketing structure that relies on using direct sales channels. From October we have moved to a direct sales approach which caters to our major customers.

② Strengthening Our Advanced Technology Development Capabilities

The fast pace of technology innovations in the DRAM industry requires having advanced technology capabilities which can outperform the competition at delivering products that satisfy customer needs. Therefore, our research and development resources are focused on our advanced high performance DRAM core technology. In particular, we emphasize process technologies that deliver higher densities, faster speeds and lower power consumption that customers demand of our Premier DRAM products.

Also, we have designed an approach to basic research which has resulted in a wide-ranging collaborative research program that brings us together with leading companies in various industrial fields and with Hiroshima University and other major public/private institutions.

③ Reinforce Our Production System

We produce our value-added Premier DRAMs at our 300mm (E300) and 200mm fabs (E200) managed by Hiroshima Elpida Memory. As growth in the digital consumer electronic and mobile device markets is expected to remain strong, it is incumbent on us to continue to increase the current production capacity of these fabs. As of September 2006, E300 wafer processing capacity was 60,000 wafers per month. But maintaining a steady supply of Premier DRAMs in response to customer demand will call for timely investment in expansion and upgrades of our facilities.

In regard to DRAM products for personal computers, our basic plan is to secure procurement of these DRAMs through our cost-competitive overseas foundry partners. Our target is to have external foundry capacity account for 30-50% of all of Elpida's wafer processing capacity (which includes our in-house capacity).

<u>Target Management Indicators</u>

As part of our medium to long-term business plan, our goal is to become the #1 DRAM company in the world. We intend to reach that goal by achieving a growth rate which outperforms the DRAM market growth rate. In addition to this, we use other financial performance indicators, such as the operating margin to track profitability and the net debt/equity ratio to monitor stability.

3. Consolidated Business Results and Financial Conditions

(1) First Half (1H) of FY2006 Overview

1H06 Business Environment

In the 1H06 it was feared that the global economy would be negatively affected by the steep rise in prices for crude oil and other materials; instead, a solid expansion was witnessed. The electronics market for such products as mobile phones, digital consumer electronics and personal computers (PCs) grew given favorable employment conditions and robust consumer consumption. This in turn allowed the semiconductor market to maintain strong growth.

Within the semiconductor market, some devices such as MPUs and LCD panels were hit by price declines triggered by heightened competition among manufacturers and an excess of supply. But growth in the DRAM market was plainly evident as prices for DRAMs used in servers and PCs increased significantly. The main demand-side reason for the price increases was the solid order growth for DRAMs used in new areas of the digital consumer electronic and mobile phone markets. Demand for PC DRAMs was also strong. At the same time, the global DRAM supply was well below this demand. One reason for the shortfall is that since last year some memory makers have opted to make capital investment in flash memory a priority over investment in DRAMs. Another reason is that 200mm wafer fabs are nearing the limits of advanced DRAM manufacturing capabilities, a development which appears to be holding down overall production. Also, it seems that some makers were experiencing technical difficulties handling the shift in DRAM process technology from the older 110/100nm generation to the newer 90/80nm process.

1H06 Operating Results

(Billion JPY)

	For the six-month period ended		Change	
	Sep. 30, 2006	Sep. 30, 2005		
Net sales	203.2	105.5	97.7	*92.6%*
Gross profit	52.0	17.0	35.0	*206.1%*
Operating income (loss)	26.2	(5.1)	31.3	-
Ordinary income (loss)	23.8	(7.0)	30.8	-
Net income (loss)	19.5	(6.3)	25.9	-

In this environment, the 190 billion yen capital investment in the previous business year in boosting Hiroshima Elpida Memory's production capacity and an increase in product acquisition from our foundry partner Powerchip Semiconductor Corporation (PSC) enabled us to record a significant increase in the volume of our DRAM shipments. At both of the foregoing fab locations, an increase in the volume of wafer processing along with a larger proportion of usage of 90nm process technology and better yields contributed substantially to bit growth.

As for prices, the market for DRAMs for severs and PCs enjoyed the benefits of a rise in prices. On the other hand, prices were moderately lower for DRAMs used in digital consumer electronic and mobile devices due to strategic pricing for these products. But as PC and server DRAM prices saw a large jump in the second quarter (2Q), our average selling price (ASP) for DRAMs in this quarter was higher by 5% compared with the 1Q (in the 1Q the ASP was down by 3% quarter-on-quarter). As a result, 1H net sales rose 92.6% year-on-year to 203.2 billion yen. This amount nearly equaled the 207.0 billion yen in sales achieved for all of FY 2004.

Operating income improved by 31.3 billion YoY to finish at 26.2 billion yen. Ordinary income was 23.8 billion yen (up 30.8 billion yen YoY) and net income reached 19.5 billion yen (up 25.9 billion yen YoY). Extraordinary losses were also booked, consisting of a 3.0 billion yen provision for settlements of U.S. anti-trust actions, 1.4 billion yen on the disposal of fixed assets and 300 million yen in connection with the earthquake that struck Hiroshima in June this year.

Overall, sales and profits in the 1H reached record levels on a half-term basis.


(Billion JPY)
Net Sales
1H 2H
250
200
150
100
50
0
41.4
59.0
100.2
106.9
105.5
136.1
203.2
04/3
05/3
06/3
07/3


(Billion JPY)
Operating Income
1H 2H
30
20
10
0
-10
-20
(8.8)
8.3
6.8
(5.1)
5.3
26.2
04/3
05/3
06/3
07/3

Product Markets

Breakdown of sales by application market (Billion JPY)

	Six-months ended Sep 30, 2006		Six-months ended Sep 30, 2005		Change	%
Servers*	25.2	*12.4*	19.4	*18.4*	*5.8*	*29.7*
Digital consumer electronics and mobile phones *	86.1	*42.4*	48.4	*45.9*	*37.7*	*78.0*
Premier DRAM (Note1)	111.3	*54.8*	67.8	*64.3*	*43.5*	*64.1*
Foundry services and others	8.8	*4.3*	10.6	*10.0*	*-1.8*	*-17.0*
Subtotal of Premier business (Note2)	120.1	*59.1*	78.4	*74.3*	*41.7*	*53.2*
PCs	83.1	*40.9*	27.1	*25.7*	*56.0*	*206.7*
Total net sales	203.2	*100.0*	105.5	*100.0*	*97.7*	*92.6*

* Premier DRAM products [note1]

☐ **Servers (Sales: 25.2 billion yen, up 29.7% YoY)**

Higher prices and greater demand for FB-DIMM used in high-end servers led to a 5.8 billion yen increase in sales of server DRAMs. Nevertheless, constraints on production capacity contributed to only moderate

(Note1) Premier DRAM: Our proprietary name given to DRAM products used for servers, and digital consumer electronics and mobile phones. This type of DRAM usually requires higher technologies than commodity DRAMs, and the price per certain density tends to become higher in proportion to this value added.

(Note2) Premier business: Our proprietary name given to the total of the Premier DRAM and foundry services.

YoY sales growth relative to other DRAMs products. As a result, server DRAM sales as a percentage of total sales fell by six points.

☐ **Digital Consumer Electronics and Mobile Devices (Sales: 86.1 billion yen, up 78.0% YoY)**

DRAM sales in this area recorded a new high on a half-year basis. In the digital consumer electronics submarket, full-scale shipments of XDR have started. In the mobile devices DRAM submarket, demand remained solid in overseas mobile phone markets. But because Elpida moved to direct marketing to domestic customers as of October, 2Q DRAM sales in these submarkets was roughly even with the 1Q result. At the same time, since a jump in prices for server and PC DRAMs contributed dramatically to higher net sales, the percentage of digital consumer electronic and mobile device DRAM sales in total sales fell from 45.9% in the 1H05 to 42.4% in the 1H under discussion.

This product area includes DRAM products used in digital still cameras, digital TVs & DVD recorders and other digital consumer electronics as well as in 2.5G and 3G mobile phones.

☐ **Foundry Services and Other (Sales: 8.8 billion yen, down 17.0% YoY)**

In the area of foundry services and others, sales primarily consist of outsourced production of semiconductor products on behalf of domestic customers. In the 1H, a drop in demand for pseudo SRAMs was the main reason for a 1.8 billion yen YoY sales decline.

☐ **Personal Computers (Sales: 83.1 billion yen, up 206.7% YoY)**

Net sales for PC DRAMs leaped by 56.0 billion yen YoY, a three-fold gain. Behind this result was tight market supply & demand and a steady increase in procurement from our foundry partner PSC, which has managed to improve both its wafer processing capacity and its advanced process technology.

Capital Investment

In the 1H06, the expansion of the E300 fab Area 2 and migration to 90nm process technology were the main capital investments. Overall, capital investment fell 35.1% YoY to 86.3 billion yen. The 1H also witnessed the start of construction of the E300 fab Area 3 clean room.

(2) Financial Conditions

(Billion JPY)

	Sep. 30, 2006	Sep.30, 2005	Change	
Cash and cash equivalents	204.6	111.4	93.2	83.6%
Total assets	706.5	568.1	138.4	24.4%
Interest-bearing debt*	240.0	275.4	-35.4	-12.8%
Total shareholders' equity	344.7	190.8	153.9	80.7%
Shareholders' equity ratio	48.8%	33.6%	+15.2 points	

*The balance of interest-bearing debt includes lease obligations.

Total assets rose by 138.4 billion yen YoY to 706.5 billion yen. The main reason for the increase was a gain of 93.2 billion yen in cash and cash equivalents following a new share issuance in 2Q06 that generated capital of 134.2 billion yen. Other reasons were additions to accounts receivables due to higher sales (plus 20.0 billion yen), an increase in fixed assets mainly in connection with capital investments in the E300 fab (plus 17.3 billion yen) and an increase in inventory assets mainly due to a switch to domestic business direct marketing operations (plus 14.4 billion yen).

Shareholders' equity rose by 153.9 billion yen to 344.7 billion yen, mainly because of an increase in capital and capital reserves following the aforementioned new share issuance and the 19.5 billion in net income. The shareholders' equity ratio improved to 48.8%.

(3) Cash Flows

(Billon JPY)

	Six-months ended Sep 30, 2006	Six-months ended Sep 30, 2005	Change
Cash flows from operating activities (a)	47.9	15.0	33.0
Cash flows from investing activities (b)	(56.7)	(60.0)	3.2
Cash flows from financing activities	101.3	(23.7)	125.0
Cash and cash equivalents at end of year	204.3	121.5	82.8
Free cash flow (a+b)	(8.8)	(45.0)	36.2

Regarding cash flow for the 1H06, operating activities provided net cash of 47.9 billion yen, an inflow increase of 33.0 billion yen YoY, as a result of income before income taxes and others of 19.0 billion yen and depreciation and amortization of 35.6 billion yen.

Investing activities used 56.7 billion yen, an outflow decrease of 3.2 billion yen YoY. This was due to an increase in the acquisition of tangible fixed assets mainly in connection with investment in the E300 fab which came to 55.1 billion yen, an amount almost unchanged YoY.

As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of 8.8 billion yen, an outflow decrease of 36.2 billion yen YoY.

Net cash from financing activities was 101.3 billion yen, an increase of 125.0 billion yen attributable to the new share issuance in 2Q06 which raised capital of 134.2 billion yen.

Finally, the balance of cash and cash equivalents in the 1H increased by 82.8 billion yen YoY to 204.3 billion yen.

(4) FY 2006 2H Forecast

According to a survey by DRAM eXchange, the current spot market price (as of October 23, 2006) for 512Mb DDR2 SDRAMs (533Mpbs), which are the mainstream DRAM product used in PCs, is approximately US$6.20. This product price is lower than the US$4.00 price at the end of December 2005, but this follows major price fluctuations. In March 2006 the price had recovered to US$5.00 and then saw continuous increases from July onward, finally peaking at around US$6.60 in the latter half of September.

In order to minimize the impact of these highly volatile DRAM prices on Elpida's business results, we are focusing on the production of high value-added but relatively price stable DRAMs used in digital consumer electronics and mobile devices while at the same time contracting with overseas foundry partners for production of PC DRAMs as a means of stabilizing profitability. Nevertheless, because the influence PC DRAM price volatility has on our business results has been increasing as sales expand and DRAM market pricing is extremely difficult to forecast with any precision, we are not presenting any earnings forecasts for FY 2006. Instead, as shown below we are presenting several key estimates relevant to the FY 2006 3Q which may be useful as a general guideline.

Quarterly & Consolidated Results and Expectations

(Billion JPY)

	FY 2006			FY 2007		
	2Q Sep 30, 06	3Q Dec 31, 06	4Q Mar 31, 06	1Q Jun 30, 06	2Q Sep 30, 06	3Q Est. Dec 31, 06
QoQ bit growth rate	23%	11%	63%	23%	17%	10-20%
QoQ ASP change	-6%	-7%	-17%	-3%	5%	n/a
Depreciation cost	12.1	14.1	15.7	17.2	18.4	20
SG&A	12.0	9.9	10.4	12.3	13.5	14-15
Sales ratio of DRAMs for digital consumer electronics & mobile devices	49%	54%	46%	46%	40%	40-45%
Outsourced sales ratio	12%	12%	20%	23%	34%	35-40%

Yearly & Consolidated Results and Expectations

(Billion JPY)

	Fiscal year ended Mar. 31, 2005	Fiscal year ended Mar. 31, 2006	Fiscal year ending Mar. 31, 2007	
			Previous estimate*	New estimate*
YoY bit growth rate	136%	77%	130%	135%
Depreciation cost	35.9	53.4	80	80
SG&A	35.3	42.4	50	57
Capital Expenditures**	124.5	189.4	140	120

* Forecasted figures are approximate numbers.

** Capital expenditure is calculated on an acquisition basis and includes operating leases on sales and lease backs.

(5) Business Risk

This Report contains business estimates, discussions about future plans and strategies and other forward-looking statements that are based on management's understanding of information available at the time this Report was produced. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, the list presented below. Please check with our Investor Relations Group for other information about our view of risk, uncertainty and related matters.

- Cyclical changes unique to the global DRAM market caused by equipment expansion and the continuing overcapacity that might result, downward pricing pressure or industry realignments.
- Changes induced by severe competition in the DRAM industry.
- Changes in technologies and design.
- Problems related to our supply of key materials or higher prices for materials.
- Loss of or decreased demand from key customers.
- Changes in the US dollar or Euro currency exchange rates.
- Changes in general economic conditions.
- Damaged facilities or disrupted supply acquisition arrangements caused by earthquakes or other natural disasters, terrorist attacks, epidemics, civil disturbances or other events that interfere with the control of group operations.

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of September 30		YoY Change	As of March 31, 2006
	2006	2005		
(Assets)				
I Current assets				
1. Cash and cash equivalents	204,607	121,485	83,122	111,443
2. Notes and accounts receivable, trade	75,302	41,865	33,437	55,272
3. Inventories	53,594	33,150	20,444	39,187
4. Account receivable, other	8,333	8,966	(633)	16,764
5. Other current assets	8,434	5,470	2,964	6,270
6. Allowance for doubtful accounts	(85)	(32)	(53)	(92)
Total current assets	350,185	210,904	139,281	228,844
II Fixed assets				
1. Tangible fixed assets	330,322	275,835	54,487	313,019
2. Intangible fixed assets	8,136	7,503	633	7,702
3. Investments and other assets	17,865	11,721	6,144	18,555
Total fixed assets	356,323	295,059	61,264	339,276
Total assets	706,508	505,963	200,545	568,120
(Liabilities)				
I Current liabilities				
1. Account payable, trade	60,623	32,631	27,992	41,201
2. Current portion of bond	–	10,000	(10,000)	10,000
3. Current portion of long-term debt	43,463	21,470	21,993	39,692
4. Current portion of obligation under capital leases	18,673	29,429	(10,756)	25,605
5. Accounts payable, other	42,714	60,683	(17,969)	46,632
6. Other current liabilities	11,335	7,867	3,468	7,874
Total current liabilities	176,808	162,080	14,728	171,004
II Fixed liabilities				
1. Bond	110,000	70,000	40,000	110,000
2. Long-term debt	53,400	47,113	6,287	68,381
3. Obligation under capital leases	14,493	32,925	(18,432)	21,717
4. Other long-term liabilities	7,087	5,092	1,995	6,235
Total fixed liabilities	184,980	155,130	29,850	206,333
Total liabilities	361,788	317,210	44,578	377,337
(Shareholders' equity)				
I Capital stock	–	87,234	(87,234)	87,239
II Additional paid in capital	–	98,334	(98,334)	98,339
III Retained earnings	–	3,410	(3,410)	5,044
IV Unrealized gain (loss) on marketable securities	–	(363)	363	(195)
V Foreign currency translation adjustments	–	138	(138)	357
VI Treasury stock	–	(0)	0	(1)
Total shareholders' equity	–	188,753	(188,753)	190,783
Total liabilities and shareholders' equity	–	505,963	(144,175)	568,120

Comparative Consolidated Balance Sheet

(Millions of yen)

	As of September 30		YoY Change	As of March 31, 2006
	2006	2005		
(Net assets)				
I Shareholders' equity				
1. Capital stock	154,627	–	154,627	–
2. Additional paid in capital	165,669	–	165,669	–
3. Retained earnings	24,568	–	24,568	–
4. Treasury stock	(1)	–	(1)	–
Total shareholders' equity	344,863	–	344,863	–
II Valuation and translation adjustments				
1. Unrealized gain on marketable securities	37	–	37	–
2. Deferred gains or losses on hedges	(644)	–	(644)	–
3. Foreign currency translation adjustments	463	–	463	–
Total valuation and translation adjustments	(144)	–	(144)	–
III Stock subscription rights	1	–	1	–
Total net assets	344,720	–	344,720	–
Total liabilities and net assets	706,508	–	389,298	–

Comparative Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30				YoY	Fiscal Year ended	
	2006		2005		Change	March 31,2006	
Account		Ratio (%)		Ratio (%)	Increase or decrease		Ratio (%)
I Net sales	203,245	100.0	105,503	100.0	97,742	241,554	100.0
II Cost of sales	151,242	74.4	88,516	83.9	62,726	198,964	82.4
Gross profit	52,003	25.6	16,987	16.1	35,016	42,590	17.6
III Selling, general and administrative expenses	25,783	12.7	22,104	21.0	3,679	42,446	17.5
Operating income/(loss)	26,220	12.9	(5,117)	(4.9)	31,337	144	0.1
IV Non-operating income							
1. Interest income	384		120		264	279	
2. Dividend income	108		247		(139)	247	
3. Foreign exchange gains	—		170		(170)	—	
4. Equity in earnings of affiliated company	60		—		60	20	
5. Revenue from local government subsidies	320		—		320	1,150	
6. Others	242		87		155	347	
V Non-operating expenses							
1. Interest expense	2,114		2,111		3	4,098	
2. Equity in earnings of affiliated company	—		9		(9)	—	
3. Foreign exchange losses	773		—		773	145	
4. Stock issuance costs	383		—		383	0	
5. Bond issuance costs	—		—		—	177	
6. Others	299		399		(100)	843	
Ordinary income/(loss)	23,765	11.7	(7,012)	(6.6)	30,777	(3,076)	(1.3)
VI Extraordinary income	103	0.1	18	0.0	85	2,125	0.9
VII Extraordinary losses	4,828	2.4	46	0.1	4,782	4,543	1.9
Income/(loss) before income taxes	19,040	9.4	(7,040)	(6.7)	26,080	(5,494)	(2.3)
Income taxes	(484)	(0.2)	(698)	(0.7)	214	(786)	(0.4)
Net income/(loss)	19,524	9.6	(6,342)	(6.0)	25,866	(4,708)	(1.9)

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

Comparative Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	As of September 30, 2005	As of March 31, 2006
(Additional paid in capital)		
I Balance of additional paid in capital at beginning of period	98,334	98,334
II Increase in additional paid in capital		
Issuance of new shares for capital increase	—	5
III Balance of additional paid in capital at end of period	98,334	98,339
(Retained earnings)		
I Balance of retained earnings at beginning of period	9,752	9,752
II Decrease in retained earnings		
Net loss	6,342	4,708
III Balance of retained earnings at end of period	3,410	5,044

Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006

(Millions of yen)

	Shareholders' equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March31, 2006	87,239	98,339	5,044	(1)	190,621
Changes					
New shares issuance for capital increase	67,119	67,061			134,180
New shares issuance for execution of stock option	269	269			538
Interim net income			19,524		19,524
Purchase of treasury stock				(0)	(0)
Net changes other than shareholders' equity					
Net changes	67,388	67,330	19,524	(0)	154,242
Balance as of September30, 2006	154,627	165,669	24,568	(1)	344,863

(Millions of yen)

	Valuation and translation adjustments				Stock subscription rights	Total Net Assets
	Unrealized gain on marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March31, 2006	(195)	—	357	162	—	190,783
Changes						
New stocks issuance for capital increase						134,180
New stocks issuance for execution of stock option						538
Interim net income						19,524
Purchase of treasury stock						(0)
Net changes other than shareholders' equity	232	(644)	106	(306)	1	(305)
Net changes	232	(644)	106	(306)	1	153,937
Balance as of September30, 2006	37	(644)	463	(144)	1	344,720

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30		Change	Fiscal Year ended March 31,2006
	2006	2005	increase or decrease	
I Operating activities				
Income (loss) before income taxes	19,040	(7,040)	26,080	(5,494)
Depreciation and amortization	35,558	23,631	11,927	53,368
Increase (decrease) in allowance for doubtful accounts	(7)	–	(7)	56
Interest and dividend income	(492)	(367)	(125)	(526)
Interest expense	2,114	2,111	3	4,098
Equity in (earnings) losses of affiliated company	(60)	9	(69)	(20)
Income from sale of tangible fixed assets	(37)	(18)	(19)	(1,122)
Losses on sale and disposal of tangible fixed assets	1,486	46	1,440	751
Increase in accounts receivable, trade	(19,588)	(4,585)	(15,003)	(16,830)
Increase in inventories	(14,365)	(289)	(14,076)	(6,211)
(Increase) decrease in accounts receivable, other	8,506	(2,054)	10,560	(10,294)
Increase in accounts payable, trade	19,439	4,824	14,615	13,312
Increase (decrease) in accounts payable, other	(4,111)	(365)	(3,746)	5,467
Others	2,465	1,401	1,064	1,299
Subtotal	49,948	17,304	32,644	37,854
Interest and dividends received	435	202	233	361
Interest paid	(2,121)	(2,114)	(7)	(3,894)
Income taxes paid	(318)	(436)	118	(456)
Net cash provided by operating activities	47,944	14,956	32,988	33,865
II Investing activities				
Increase in time deposits due over three months	(346)	–	(346)	–
Acquisition of investment securities	(67)	(3,700)	3,633	(3,702)
Purchase of tangible fixed assets	(55,097)	(54,837)	(260)	(175,505)
Proceeds from sale of tangible fixed assets	161	198	(37)	707
Purchase of intangible fixed assets	(1,539)	(980)	(559)	(3,221)
Proceeds from sale and lease-back transactions	1,045	–	1,045	1,045
Acquisition of long-term prepaid expenses	(900)	(648)	(252)	(1,993)
Others	7	7	(0)	16
Net cash used in investing activities	(56,736)	(59,960)	3,224	(182,653)
III Financing activities				
Proceeds from long-term debt	–	–	–	50,000
Repayments of long-term debt	(11,210)	(8,510)	(2,700)	(19,020)
Proceeds from issuance of stocks	134,335	–	134,335	10
Proceeds from issuance of bonds	–	–	–	39,823
Payments for redemption of bonds	(10,000)	–	(10,000)	–
Proceeds from sale-and-leaseback transactions	2,377	–	2,377	28,836
Repayments of obligation under capital leases	(14,156)	(15,153)	997	(30,198)
Purchase of treasury stock	(0)	(0)	(0)	(1)
Net cash provided by (used in) financing activities	101,346	(23,663)	125,009	69,450
IV Effect of exchange rates changes on cash and cash equivalents	257	354	(97)	983
V Net increase (decrease) in cash and cash equivalents	92,811	(68,313)	161,124	(78,355)
VI Cash and cash equivalents at beginning of period	111,443	189,798	(78,355)	189,798
VII Cash and cash equivalents at end of period	204,254	121,485	82,769	111,443

Free cash flow (I + II)	(8,792)	(45,004)	36,212	(148,788)

[Basic important matters for preparation of consolidated interim financial statements]

1. Scope of consolidation

Consolidated all subsidiaries

Number of the consolidated subsidiaries : 7

Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.
Akita Elpida Memory, Inc.
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Taiwan) Co., Ltd
Elpida Memory (Hong Kong) Co., Ltd
Elpida Memory (Singapore) Pte. Ltd

In July 2006, Akita Elpida Memory, Inc. was established and included in the consolidated subsidiaries.

2. Application of equity method

Company accounted for by the equity method : 1
Name of the company accounted for by the equity method : Tera Probe, Inc.

3. The fiscal year end date for the consolidated subsidiaries

The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles

(1) Investment securities

Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in net assets. Cost of securities sold is determined by the moving average method.

(2) Derivatives

Derivatives are stated based on a market value method.

(3) Inventories

Inventories are stated at the lower of cost or market.
The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method. The cost of supplies is determined individually.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	2 to 60 years
Machinery and equipment:	2 to 22 years
Furniture and fixtures:	2 to 23 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

Goodwill is amortized on a straight-line method over 15 years for a foreign subsidiary.

(5) Stock issuance costs

Stock issuance costs are charged to income as incurred.

(6) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(7) Accrued bonuses

Accrued bonuses to employee are provided for the estimated amounts, which the company will pay based on the service provided during the current period.

(8) Allowance for inventories devaluation

Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses at end of period, which the company expects to bear.

(9) Pension and severance plans for empolyees

Pension and severance costs were accrued based on the benefit obligations and pension plan assets at the end of the current fiscal year.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.

(10) Severance plans for directors and statutory auditors

Severance costs were accrued based on the benefit obligations at end of period.

(11) Accrual for settlements and litigation

The Company has provided an accrual for the settlements and litigation relating to the anti-trust disputes and litigation in northern America.

(12) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective period-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective period-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the period. The resulting translation differences are recorded in a separate component of total net assets as Foreign currency translation adjustments.

(13) Major lease transactions

Capital leases are as per accounting of sales.

(14) Hedge accounting

① Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps have been adopted exceptional treatment under Japanese GAAP.

② Derivative instruments and subject

The interest rate swap is as the derivative instruments and the long-term debt and bond are subject to hedge.

③ Policy of derivative transactions

The Company has entered into interest rate swap agreements in order to manage certain risks arising from adverse fluctuation in interest rates.

④ Evaluation of Hedge effectiveness

Hedging effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.
The evaluation of hedge effectiveness for exceptional treatment is omitted.

(15) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn at any time and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

[Adoption of New Accounting Standard]

(1) Accounting standard for presentation of net assets in the balance sheet

Effective from the six months period ended September 30, 2006, the Company and its subsidiaries in Japan adapted Accounting Standards Board of Japan Statement No.5 "Accounting standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board of Japan Guidance No.8 "Guidance on Accounting standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Account corresponding to conventional "total shareholders' equity" in the balance sheet is 345,363millions of yen.

(2) Accounting standard for stock options

Effective from the six months period ended September 30, 2006, the Company and its Subsidiaries in Japan adopted Accounting Standards Board of Japan Statement No.8 "Accounting standard for Stock-Based compensation", of December 27, 2005 and Accounting Standards Board of Japan Guidance No.11 "Guidance on Accounting standard for Stock-Based compensation" of May 31, 2006, both issued by the Accounting Standards Board of Japan. The effect of the adoption of this new accounting standard on net income is not material.

(Notes to Consolidated statements of changes in net assets)

For the six months ended September 30, 2006

1. Type and number of shares outstanding and treasury stock

	Number of shares as of March 31, 2006	Number of shares increased in the current interim period	Number of shares decreased in the current interim period	Number of shares as of September 30,2006
Outstanding shares				
Common stock	96,468,400	32,515,100	–	128,983,500
Total	96,468,400	32,515,100	–	128,983,500
Treasury stocks				
Common stock	315	64	–	379
Total	315	64	–	379

*1.Increase in the number of shares outstanding of 30,000,000 shares was due to public offering of shares, 2,300,000 shares was due to the allocation of shares to a third party, and 215,100 shares was due to execution of stock options.

2. Increase in the number of treasury stock of 64 common stocks was due to purchase of less-than-one-unit shares.

2. Stock subscription rights

	Breakdown of stock subscription rights	Type of shares	Objective and Number of Shares Applicable to Share				Balance of shares as of September 30, 2006 (millions of yen)
			Number of shares as of March 31,2006	Increase in the Number of Shares during the current interim period	Decrease in the Number of Shares during the current interim period	Number of shares as of September 30, 2006	
Issuing company	Stock subscription rights as stock option	Common stock	–	–	–	–	1

(Notes to Consolidated statements of cash flow)

Cash and cash equivalents at September 30, 2006 and 2005 are reconciled to the account reported in the consolidated balance sheet as follows :

	At September 30, 2006 (Million of yen)	At September 30, 2005 (Million of yen)
Cash on hand and in banks	204,607	121,485
Less : Time deposits due over three months	353	–
Cash and cash equivalents	204,254	121,485

(Lease transactions)

At September 30, 2006 and 2005, the Company had operating leases with minimum rental commitments as follows:

	At September 30, 2006 (Million of yen)	At September 30, 2005 (Million of yen)
Due within 1 year	11,825	10,905
Due over 1 year	12,971	5,274
Total	24,796	16,179

(Marketable securities)

Other marketable securities under market price

(Millions of yen)

	At September 30,2006			At September 30,2005		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Equity securities	2,334	2,397	63	2,214	1,851	(363)

(Derivative Financial Instruments)

Notional Amounts, Fair Value and Unrealized Gain or Loss of Derivatives

(Millions of yen)

Classification	Description	September 30, 2006				September 30,2005			
		Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)	Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)
Transactions other than market transactions	Forward foreign exchange contract								
	Selling:								
	U.S. dollar	25,169	–	25,934	(765)	5,669	–	5,856	(187)
	Buying:								
	U.S. dollar	–	–	–	–	511	–	514	3
Total		–	–	–	(765)	–	–	–	(184)

Note: Fair value at September 30, 2006 and 2005 is calculated by market quotation. The above information excludes the derivatives accounted for as hedge instruments.

(Segment Information)

[Business Segment Information]

During the six months period ended September30, 2006 and the six months period ended September30, 2005 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

For the six months ended September 30, 2006

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	84,617	47,153	14,040	57,435	203,245	—	203,245
(2)Inter-segment sales and transfers	110,318	15	16	115	110,464	(110,464)	—
Total	194,935	47,168	14,056	57,550	313,709	(110,464)	203,245
Operating expenses	171,735	45,997	13,082	56,139	286,953	(109,928)	177,025
Operating income	23,200	1,171	974	1,411	26,756	(536)	26,220

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

For the six month ended September 30, 2005

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	54,273	17,176	5,534	28,520	105,503	-	105,503
(2) Inter-segment sales and transfers	47,794	30	16	128	47,968	(47,968)	-
Total	102,067	17,206	5,550	28,648	153,471	(47,968)	105,503
Operating expenses	107,670	17,267	5,313	28,510	158,760	(48,140)	110,620
Operating income(Loss)	(5,603)	(61)	237	138	(5,289)	172	(5,117)

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

[Overseas sales]

For the six months ended September 30, 2006

	North America	Asia	Europe	Total
I Overseas sales (MY)	57,435	47,153	14,040	118,628
II Consolidated sales (MY)				203,245
III Ratio of overseas sales over consolidated sales (%)	28.3	23.2	6.9	58.4

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

For the six months ended September 30, 2005

	North America	Asia	Europe	Total
I. Overseas sales (MY)	28,520	17,176	5,534	51,230
II Consolidated sales (MY)				105,503
III Ratio of overseas sales over consolidated sales (%)	27.0	16.3	5.3	48.6

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Amounts Per Share)

(Yen)

For the six months ended September 30, 2006		For the six months ended September 30, 2005	
Net assets per share	¥2,672.60	Shareholders' equity per share	¥1,956.71
Net income per share	¥ 178.57	Net loss per share	¥ 65.74
Diluted net income per share	¥ 175.95	Diluted net income per share*	

* Diluted net income per share for the six months ended September 30, 2005 was not shown because the Company had a net loss per share during the period.

Appendix (Unaudited)

Selected Quarterly Consolidated Statements of Operations

(Million JPY)

	2Q Sep 30, 2005	%	3Q Dec 31, 2005	%	4Q Mar 31, 2006	%	1Q Jun 30, 2006	%	2Q Sep 30, 2006	%
Net sales	57,467	*100.0*	59,021	*100.0*	77,030	*100.0*	92,098	*100.0*	111,147	*100.0*
Gross profit	9,438	*16.4*	10,586	*17.9*	15,017	*19.5*	21,417	*23.3*	30,586	*27.5*
SG&A	11,951	*20.8*	9,941	*16.8*	10,401	*13.5*	12,279	*13.4*	13,504	*12.1*
Operating income	(2,513)	*-4.4*	645	*1.1*	4,616	*6.0*	9,138	*9.9*	17,082	*15.4*
Income before income taxes	(3,684)	*-6.4*	372	*0.6*	1,174	*1.5*	6,235	*6.8*	12,805	*11.5*
Net income	(3,038)	*-5.3*	163	*0.3*	1,471	*1.9*	6,605	*7.2*	12,919	*11.6*

	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006
Cash and cash equivalent	¥121.5 bn.	¥148.5 bn.	¥111.4 bn.	¥73.5 bn.	¥204.6 bn.
A/R collection period	66 days	65 days	65 days	64 days	61 days
Inventory holding period	62 days	73 days	57 days	54 days	60 days
Interest-bearing debt	¥210.9 bn.	¥240.4 bn.	¥275.4 bn.	¥255.4 bn.	¥240.0 bn.
Net D/E ratio	0.47 times	0.48 times	0.86 times	0.92 times	0.10 times
Shareholders' equity ratio	37.3%	32.7%	33.6%	36.9%	48.8%

	2Q Sep 30, 2005	3Q Dec 31, 2005	4Q Mar 31, 2006	1Q Jun 30, 2006	2Q Sep 30, 2006
Cash flows from operating activities	¥6.7 bn.	¥17.7 bn.	¥1.3 bn.	¥17.7 bn.	¥30.2 bn.
ROA	-2.5%	0.1%	1.0%	4.8%	8.3%
ROE	-6.4%	0.3%	3.1%	13.6%	19.0%

(Calculating formulas)

- A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
- Inventory holding period = Inventories / Average monthly cost of sales x 30 days
- Interest-bearing debt = Bonds + Long-term and short-term debt + Long-term and short-term lease obligation
- Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
- ROA (ROE) (Three-month period) = Quarterly Net income/(loss) x 4 / Average quarterly total assets (Average shareholders' equity)